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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                            Mecklermedia Corporation
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                            (Name of Subject Company)


                 Internet World Media, Inc.; Penton Media, Inc.
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                                    (Bidders)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                   584007-10-8
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                      (CUSIP Number of Class of Securities)


                                 Preston L. Vice
                              Senior Vice President
                               Penton Media, Inc.
                              1100 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 696-7000
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                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:


                           Christopher M. Kelly, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939



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         This Amendment No. 1 is to the Tender Offer Statement on Schedule
14D-1, as amended (the "Statement"), that relates to the offer by Internet World Media, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Penton Media, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Mecklermedia Corporation, a Delaware corporation (the "Company"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with this Statement as Exhibits
(a)(1) and (a)(2), respectively. This Statement is being filed on behalf of the Purchaser and Parent.


ITEM 10.          ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         The boldface paragraph appearing in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase (the third full paragraph on page 15) is hereby amended and restated in its entirety to read as follows:

         THESE FORECASTS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE THEY WERE PROVIDED TO PARENT. NEITHER PARENT NOR THE PURCHASER ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THESE FORECASTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE FORECASTS ARE BASED UPON A VARIETY OF ASSUMPTIONS (NOT ALL OF WHICH WERE STATED THEREIN AND NOT ALL OF WHICH WERE PROVIDED TO PARENT) RELATING TO THE BUSINESSES OF THE COMPANY WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY AND PARENT. THERE CAN BE NO ASSURANCE THAT THE FORECASTS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE INCLUSION OF THE PROJECTIONS SET FORTH BELOW SHOULD NOT BE REGARDED AS A REPRESENTATION BY PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR BY THE COMPANY OR ITS REPRESENTATIVES THAT THE PROJECTED RESULTS WILL BE ACHIEVED.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1998                  PENTON MEDIA, INC.


                                          By:   /s/  Preston L. Vice
                                             -----------------------
                                                 Name: Preston L. Vice
                                                 Title: Senior Vice President


                                          INTERNET WORLD MEDIA, INC.


                                          By:   /s/ Preston L. Vice
                                             ----------------------
                                                 Name: Preston L. Vice
                                                 Title: Secretary